UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Updates Relating to the Most Recent Annual Report on Form 20-F

Since September 2022, Triterras, Inc. (the “Company,” “Triterras,” “we,” or “our”) has been corresponding with the staff of the United States Securities and Exchange Commission (“SEC”), Division of Corporation Finance (the “Staff’), concerning the Company’s Annual Report on Form 20-F for the fiscal year ended February 28, 2022, filed with the SEC on June 28, 2022 (the “2022 Form 20-F”). Following the exchange of several comment letters and responses with the Staff, the Company believes that we have reached, or are nearing, an impasse concerning the Staff’s view that Triterras used the incorrect accounting methodology on three aspects of its audited financials included in the 2022 Form 20-F, and that the financials must be restated. The Staff’s position with respect to those three aspects can be summarized as follows:

First, the Staff indicates that Triterras should have recognized revenue from Trade Marketplace transactions on a net basis as agent, as opposed to on a gross basis as a principal, under IFRS 15 because of the Staff’s view that Triterras did not have control over the goods before transferring them to the customer.

Second, the Staff indicates that Triterras should have recognized Kratos™ Platform fee revenue when consideration was received under IFRS 15 because the Staff contends that collection of consideration was not reasonably assured due to the Company’s limited success in efforts to collect the entirety of fee revenue. The methodology recommended by the Staff essentially prescribes the Company to employ something akin to a cash basis of accounting solely with respect to the recognition of Kratos™ Platform fee revenue. This substantially differs from the accrual basis of accounting used in prior periods, therefore the Company is concerned about the comparability and consistency across reporting periods.

Third, the Staff indicates that the Company’s Trade Marketplace and Kratos™ Platform transactions constitute separate operating segments under IFRS 8 because Trade Marketplace revenues are based on transactions on the Trade Marketplace and would be earned when the buyer and seller complete their transactions, while the Kratos™ Platform fees are simply for access to the Company’s platform in general. Because these transactions have different performance obligations, the Staff indicates that the two types of transactions have different economic characteristics, and that they should be reported as two separate operating segments.

As of this date, the Company believes that a restatement is not warranted and anticipates continued communications with the SEC. However, if Triterras were to follow the methodologies proposed by the Staff, the Company’s financial statements included in the 2022 Form 20-F could require material restatement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

 This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Such risk factors include but are not limited to (i) potential changes to the financial statements of the Company included in the 2022 Form 20-F, and (ii) the risks and uncertainties set forth under “Risk Factors” in the 2022 Form 20-F and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: June 26, 2023	By:	/s/ Alvin Tan
	Name:	Alvin Tan
	Title:	Chief Financial Officer

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